Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 333-09470
Date: May 11, 2009

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ MF 02.558.118/0001-65 - NIRE 31.3.0002535-7

TELEMIG CELULAR S.A.
Publicly-held Company
CNPJ MF 02.320.739/0001-06 NIRE 31.3.0001299-9

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part.”), Telemig Celular Participações S.A., ("TCP") and Telemig Celular S.A. (“TC”) (jointly referred to as “Companies”), in reference to the Notice of Material Fact disclosed on the date hereof relating to the Corporate Restructuring described therein, clarify that, pursuant to article 137, § 1st of Law 6,404/76, the following shareholders shall have the right of withdrawal to be exercised as from the date of the publication of the minutes of the shareholders’ meeting that approve the Corporate Restructuring, in case they dissent of the transaction: (i) holders of common shares of Vivo Part., (ii) holders of common shares of TCP e (iii) holders of common and preferred shares of TC, that hold such shares on the date hereof, March 23, 2009 (including the trading of on this date).

The value of the reimbursement of the shareholders that dissent of the transaction shall be opportunely disclosed, jointly with the other conditions of the transaction.

São Paulo, March 23, 2009.

Ernesto Gardelliano Investor Relations Officer Vivo Participações S.A. Telemig Celular Participações S.A. Telemig Celular S.A.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.